UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Goodness Growth Holdings, Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

38238W103

(CUSIP Number)

John Mazarakis

Chicago Atlantic Group, LP

420 North Wabash Avenue, Suite 500

Chicago, IL 60611

(302) 388-5305

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐

(Continued on following pages)

CUSIP NO. 38238W103	13D	Page 2

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC CREDIT OPPORTUNITIES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 70,089,030.5 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 70,089,030.5 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,089,030.5 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.7% of the Subordinate Voting Shares, based on 86,721,030 Subordinate Voting Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2023, and assuming issuance of shares in connection with the Fifth Amendment, exercise of 2021 and 2023 Warrants and issuance and conversion of the maximum amount of 2023 Convertible Notes, each as defined and described in Items 4 and 5 below.

14	TYPE OF REPORTING PERSON IV, OO

CUSIP NO. 38238W103	13D	Page 3

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC ADVISERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 70,089,030.5 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 70,089,030.5 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,089,030.5 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.7% of the Subordinate Voting Shares, based on 86,721,030 Subordinate Voting Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2023, and assuming issuance of shares in connection with the Fifth Amendment, exercise of 2021 and 2023 Warrants and issuance and conversion of the maximum amount of 2023 Convertible Notes, each as defined and described in Items 4 and 5 below.

14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 38238W103	13D	Page 4

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC MANAGER, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 70,089,030.5 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 70,089,030.5 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,089,030.5 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.7% of the Subordinate Voting Shares, based on 86,721,030 Subordinate Voting Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2023, and assuming issuance of shares in connection with the Fifth Amendment, exercise of 2021 and 2023 Warrants and issuance and conversion of the maximum amount of 2023 Convertible Notes, each as defined and described in Items 4 and 5 below.

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 38238W103	13D	Page 5

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC GP HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 70,089,030.5 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 70,089,030.5 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,089,030.5 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.7% of the Subordinate Voting Shares, based on 86,721,030 Subordinate Voting Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2023, and assuming issuance of shares in connection with the Fifth Amendment, exercise of 2021 and 2023 Warrants and issuance and conversion of the maximum amount of 2023 Convertible Notes, each as defined and described in Items 4 and 5 below.

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 38238W103	13D	Page 6

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC GROUP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 70,760,788.5 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 70,760,788.5 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,760,788.5 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.9% of the Subordinate Voting Shares, based on 86,721,030 Subordinate Voting Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2023, and assuming issuance of shares in connection with the Fifth Amendment, exercise of 2021 and 2023 Warrants and issuance and conversion of the maximum amount of 2023 Convertible Notes, each as defined and described in Items 4 and 5 below.

14	TYPE OF REPORTING PERSON HC, PN

CUSIP NO. 38238W103	13D	Page 7

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC GROUP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 70,760,788.5 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 70,760,788.5 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,760,788.5 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.9% of the Subordinate Voting Shares, based on 86,721,030 Subordinate Voting Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2023, and assuming issuance of shares in connection with the Fifth Amendment, exercise of 2021 and 2023 Warrants and issuance and conversion of the maximum amount of 2023 Convertible Notes, each as defined and described in Items 4 and 5 below.

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 38238W103	13D	Page 8

Item 1. Security and Issuer

This statement (the “Statement”) relates to the Subordinate Voting Shares (the “Shares”), of Goodness Growth Holdings, Inc. (the “Issuer”), with principal executive offices at 207 South 9th Street, Minneapolis, MN 55402. All dollar symbols in this Statement are references to U.S. dollars unless the symbol is preceded by “CAD”, in which case the reference is to Canadian dollars.

Item 2. Identity and Background

(a)	Name

This Statement is filed by the following persons (collectively, the “Reporting Persons”):

Reporting Person	Defined Term Used in this Statement
Chicago Atlantic Credit Opportunities, LLC	“CACO”
Chicago Atlantic Advisers, LLC	“CAA”
Chicago Atlantic Manager, LLC	“CAM”
Chicago Atlantic GP Holdings, LLC	“CAGPH”
Chicago Atlantic Group, LP	“CAG”
Chicago Atlantic Group GP, LLC	“CAGGP”

CAA is the investment manager to CACO. CAM is the managing member of CACO, and CAGPH is its managing member. CAG is the managing member of CAA and CAGGP is the general partner of CAG.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 1.

(b)	Residence or Business Address

The address of the Reporting Persons is 420 North Wabash Avenue, Suite 500, Chicago, Illinois 60611.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

Reporting Persons	Principal Business or Occupation
CACO	Pooled investment vehicle
CAA	Registered investment adviser
CAM	Managing member
CAGPH	Managing member
CAG	Parent company
CAGGP	General partner

CUSIP NO. 38238W103	13D	Page 9

(d)	Criminal Convictions

None of the Reporting Persons have in the past five years been convicted in any criminal proceeding.

(e)	Civil Proceedings

None of the Reporting Persons have in the past five years been a party to any civil proceedings of any judicial or administrative bodies of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

All of the Reporting Persons are organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

The consideration for the Shares pursuant to the transactions described in Item 4 below was loans to the Issuer from CACO and other affiliates of CAG. The amount of such loans is set forth in Item 4 below and hereby incorporated in response to this Item 3 by reference.

Item 4. Purpose of the Transaction

CACO and another company for which CAG serves as managing member (together, the “Record Holders”) are the record holders of warrants exercisable for Shares and are the beneficiaries of an obligation of the Issuer to issue Shares in connection with the Fifth Amendment (described in more detail below). In addition, CACO is the record holder of convertible promissory notes convertible into Shares. The warrants, the Shares to be issued in connection with the Fifth Amendment and the convertible promissory notes were issued by the Issuer as partial consideration for the extension of credit by affiliates of CAG to the Issuer, and for subsequent amendments to such credit extension.

2021 Warrants

On March 25, 2021, the Issuer and certain of its subsidiaries entered into a Credit Agreement with certain CAG affiliates as lenders, and with another CAG affiliate as administrative and collateral agent (as amended, the “Credit Agreement”). The Credit Agreement provided for a senior secured credit facility to the Issuer of up to $46 million. In connection with entering into the Credit Agreement, the Issuer issued warrants to purchase Shares to the CAG affiliates and certain other persons (collectively, the “2021 Warrants”). After subsequent transfers, the Record Holders hold 2021 Warrants to acquire an aggregate of 1,196,618 Shares at an exercise price of CAD$3.50 per Share. The 2021 Warrants expire on March 25, 2026.

Issuance in Connection with Fifth Amendment

On March 31, 2023, the Issuer and certain of its subsidiaries entered into a fifth amendment to the Credit Agreement (the “Fifth Amendment”) with certain CAG affiliates. The Fifth Amendment made various changes to the Credit Agreement, as it had then been amended to date, including by extending the maturity date. In connection with the Fifth Amendment, the Issuer agreed to issue 15 million Shares to parties designated by the administrative agent for the Credit Agreement. Pursuant to such agreement, the Issuer has committed to issue a total of 10,660,644 Shares to the Record Holders. The aggregate funds committed by the lenders under the Fifth Amendment is $65.2 million.

CUSIP NO. 38238W103	13D	Page 10

2023 Convertible Notes

On April 28, 2023, the Issuer and certain of its subsidiaries entered into a sixth amendment to the Credit Agreement (the “Sixth Amendment”) with certain CAG affiliates. Among other matters, the Sixth Amendment provides a convertible note facility (collectively, the “2023 Convertible Notes”) with a committed principal amount of $10 million and a discretionary additional principal amount of $5 million. The 2023 Convertible Notes mature on April 30, 2026, have a cash interest rate of 6% per year and a paid-in-kind interest rate of an additional 6% per year. Other than the addition of the convertible note facility, the aggregate funds committed by the lenders under the Sixth Amendment is unchanged from the Fifth Amendment.

The 2023 Convertible Notes are convertible into the Shares at a conversion price of $0.145 per Share (for the initial $2 million advance) or the lesser of $0.145 or a 20% percent premium over the 30-day volume weighted average price of the Shares calculated on the day prior to the date on which each tranche is advanced.

CACO has committed to purchase 2023 Convertible Notes up to an original principal balance of $7,831,300. As of the filing of this Statement, CACO has advanced funds to the Issuer in amounts that are less than such full commitment, but the lenders, including CACO, also have the right to advance any remaining undrawn funds on the 2023 Convertible Notes to the Issuer at any time.

Assuming, by way of example only, that CACO advances its maximum commitment for 2023 Convertible Notes, and that such notes are converted at a conversion price of $0.145 per Share (excluding the effect of any accrued interest), CACO’s 2023 Convertible Notes would be converted into 54,008,965.5 Shares. This number is by way of illustration only; the actual number of Shares into which the 2023 Convertible Notes may be converted is variable and depends on, among other things, the timing of any future advances and conversions, the effect of interest on the conversion amount and the then-prevailing markets prices for the Shares.

2023 Warrants

In connection with the Sixth Amendment, the Issuer issued CACO and others designated by CACO warrants to purchase Shares (collectively, the “2023 Warrants”). The 2023 Warrants expire on April 28, 2028, and have an exercise price equal to $0.145 per Share. CACO holds 2023 Warrants to purchase 4,894,561 Shares.

The foregoing summaries of the Credit Agreement, 2021 Warrants, Fifth Amendment, Sixth Amendment, 2023 Convertible Notes and 2023 Warrants are qualified in their entirety by reference to the full text of such agreements, some of which are filed as exhibits hereto and some of which are filed with the U.S. Securities & Exchange Commission by the Issuer. In the event of any discrepancy between these summaries and the full text of such agreements, the agreements shall be deemed controlling.

While the transactions described above relate to affiliates of CAG lending money to the Issuer for the operation of its business, the Reporting Persons nevertheless reserve the right to: (i) formulate other plans and proposals; and (ii) take other actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP NO. 38238W103	13D	Page 11

Item 5. Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

The following table sets forth additional information regarding ownership of the 2021 Warrants, Fifth Amendment Shares, 2023 Convertible Notes and 2023 Warrants. The Record Holders have a right to acquire all such Shares set forth in the table; none of such Shares have been issued to the Record Holders as the date of this Statement.

	2021 Warrant Shares (#)	Fifth Amendment Shares (#)	2023 Convertible Note Shares (#)		2023 Warrant Shares (#)	Voting and Dispositive Power Could be Deemed to be Shared With
CAG Affiliate(1)	670,620	1,138	0		0	CAG, CAGGP
CACO	525,998	10,659,506	54,008,965.5	(1)	4,894,561	CAA, CAM, CAGPH, CAG, CAGGP

(1)	Note that this CAG affiliate that is the record holder of some 2021 Warrant Shares and Fifth Amendment Shares is not itself a beneficial owner of more than 5% of the Issuer’s Subordinate Voting Shares and is not a Reporting Person in this Statement.

(2)	Assumes full issuance of CACO’s commitment to purchase 2023 Convertible Notes with a principal balance of $7,831,300 converted in full at a conversion price of $0.145 per Share, excluding the effect of any accrued interest. This number is by way of illustration only; the actual number of Shares into which the 2023 Convertible Notes may be converted is variable and depends on, among other things, the timing of any future advances and conversions, the effect of interest on the conversion amount and the then-prevailing markets prices for the Shares.

CAA, as the investment manager to CACO, may be deemed to have the power to direct the voting and disposition of Shares held by CACO, and consequently CAA may be deemed to possess indirect beneficial ownership of such Shares.

CAM, as the managing member of CACO, may be deemed to have the power to direct the voting and disposition of Shares held by CACO, and consequently CAM may be deemed to possess indirect beneficial ownership of such Shares. CAGPH, as the as the managing member of CAM, may similarly be deemed to have the power to direct the voting and disposition of Shares held by CACO, and consequently CAGPH may be deemed to possess indirect beneficial ownership of such Shares.

CAG, as the managing member of CAA and of another affiliate directly holding 2021 Warrants and Fifth Amendment Shares may be deemed to have the power to direct the voting and disposition of Shares held by the Record Holders, and consequently CAG may be deemed to possess indirect beneficial ownership of such Shares. CAGGP, as the general partner of CAG, may similarly be deemed to have the power to direct the voting and disposition of Shares held by the Record Holders, and consequently CAGGP may be deemed to possess indirect beneficial ownership of such Shares.

With respect to the Shares reported on the cover pages of this Statement for CACO, CAA, CAM and CAGPH, solely for purposes of this Statement, such Reporting Persons have assumed the following in calculating ownership:

●	Shares committed in connection with the Fifth Amendment have assumed to have already been issued to CACO, but not to others;

●	The 2021 and 2023 Warrants have assumed to have been exercised in full by CACO, but not by others; and

●	CACO has advanced its maximum commitment for 2023 Convertible Notes in the amount of $7,831,300, and all of such notes have been converted in full by CACO, but not by others, at a conversion price of $0.145 per Share, excluding the effect of any accrued interest. This number is by way of illustration only; the actual number of Shares into which the 2023 Convertible Notes may be converted is variable and depends on, among other things, the timing of any future advances and conversions, the effect of interest on the conversion amount and the then-prevailing markets prices for the Shares.

CUSIP NO. 38238W103	13D	Page 12

With respect to the Shares reported on the cover pages of this Statement for CAG and CAGGP, solely for purposes of this Statement, such Reporting Person has assumed the following in calculating ownership:

●	Shares committed in connection with the Fifth Amendment have assumed to have already been issued to the Record Holders, but not to others;

●	The 2021 and 2023 Warrants have assumed to have been exercised in full by the Record Holders, but not by others; and

●	CACO has advanced its maximum commitment for 2023 Convertible Notes in the amount of $7,831,300, and all of such notes have been converted in full by CACO, but not by others, at a conversion price of $0.145 per Share, excluding the effect of any accrued interest.

As noted above, as of the date of this Statement, no Shares have been issued to the Record Holders in connection with the Fifth Amendment, none of the 2021 or 2023 Warrants have been exercised by the Record Holders and none of the 2023 Convertible Notes have been converted by CACO. Moreover, as of the date of this Statement, CACO has not advanced its maximum commitment under the 2023 Convertible Note facility.

(c) Other than as described above, the Reporting Persons have not engaged in any transactions in the Shares in the last 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Joint Filing Agreement among the Reporting Persons attached as Exhibit 1, and other than as described in this Statement (and in particular, in Item 4 above), to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit #	Description	Incorporated by Reference from the Issuer’s (File No. 000-56225) Exhibit:
1	Joint Filing Agreement	N/A (filed herewith)
2	Form of 2021 Warrant	4.1 to Form 8-K/A Filed 3/29/21
3	Form of 2023 Convertible Note	N/A (filed herewith)
4	Form of 2023 Warrant	4.7 to Form 10-Q Filed 5/15/23

CUSIP NO. 38238W103	13D	Page 13

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 12, 2023

CHICAGO ATLANTIC CREDIT OPPORTUNITIES, LLC

By:	/s/ David Kite
Name:	David Kite
Title:	Chief Operating Officer

CHICAGO ATLANTIC ADVISERS, LLC

By:	/s/ David Kite
Name:	David Kite
Title:	Chief Operating Officer

CHICAGO ATLANTIC MANAGER, LLC

By:	/s/ David Kite
Name:	David Kite
Title:	Chief Operating Officer

CHICAGO ATLANTIC GP HOLDINGS, LLC

By:	/s/ David Kite
Name:	David Kite
Title:	Chief Operating Officer

CHICAGO ATLANTIC GROUP, LP

By:	/s/ David Kite
Name:	David Kite
Title:	Chief Operating Officer

CHICAGO ATLANTIC GROUP GP, LLC

By:	/s/ David Kite
Name:	David Kite
Title:	Chief Operating Officer

CUSIP NO. 38238W103	13D	Page 14

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement
3	Form of 2023 Convertible Note